UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

LEARNING TREE INTERNATIONAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

522015106

(CUSIP Number)

Brian J. McCarthy, Esq.

Skadden, Arps, Slate, Meagher & Flom, LLP

300 South Grand Avenue, Suite 3400

Los Angeles, CA 90071

(213) 687-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 14, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 522015 10 6

1.	Names of Reporting Persons. David C. Collins

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,382,205

	8.	Shared Voting Power 2,635,382

	9.	Sole Dispositive Power 1,382,205

	10.	Shared Dispositive Power 2,635,382

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,195,227

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.8%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 522015 10 6

1.	Names of Reporting Persons. Mary C. Collins

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 177,640

	8.	Shared Voting Power 2,635,382

	9.	Sole Dispositive Power 177,640

	10.	Shared Dispositive Power 2,635,382

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,195,227

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.8%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 522015 10 6

1.	Names of Reporting Persons. DCMA Holdings, LP, Tax ID # 95-4731724

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,837,141

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,837,141

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,837,141

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 522015 10 6

1.	Names of Reporting Persons. The Adventures in Learning Foundation, formerly known as The Pegasus Foundation, Tax ID # 95-4834973

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 238,323

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 238,323

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 238,323

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.8%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 522015 10 6

1.	Names of Reporting Persons. The Collins Family Foundation, Tax ID # 95-4618828

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 289,918

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 289,918

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 289,918

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.2%

14.	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer

This filing amends Schedule 13D filed October 6, 2000 (the “Original Filing”), regarding the common stock, $.0001 par value (the “Common Stock”), of Learning Tree International, Inc., a Delaware corporation (the “Company”), as amended by Schedule 13D/A filed February 20, 2003 (“Amendment 1”), as amended by Schedule 13D/A filed February 8, 2005 (“Amendment 2” ), and as further amended by Schedule 13D/A filed October 16, 2006 (“Amendment 3” and, collectively, with the Original Filing, Amendment 1, and Amendment 2, the “Prior Filings”).  References should be made to the Prior Filings for additional information.  Terms with initial capital letters not defined in this Amendment No. 4 are used with the meanings assigned to them in the Prior Filings.

Item 2. Identity and Background

This statement is being filed by the following persons (the “Reporting Persons”):  David C. Collins, Mary C. Collins (Dr. Collins and Mrs. Collins are husband and wife and Mrs. Collins is also sometimes known under her maiden name of Mary C. Adams), DCMA Holdings, LP (“DCMA”), a family limited partnership of which Dr. Collins and Mrs. Collins are the general partners, The Adventures in Learning Foundation formerly known as The Pegasus Foundation (“Adventures in Learning”), a charitable support organization of which Dr. Collins and Mrs. Collins are minority trustees, and The Collins Family Foundation (the “Collins Family Foundation”), a private charitable foundation of which Dr. Collins and Mrs. Collins are the directors.  The principal address of each of the Reporting Persons is 3876 Learning Tree Lane, Delaplane, Virginia 20144.  Dr. Collins is Chairman of the Board of Directors and Chief Executive Officer of the Company.  On February 15, 2007, Mrs. Collins retired from her positions as the Company’s Chief Administrative Officer and Secretary.  During the past five years, none of the Reporting Persons has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Each of Dr. Collins and Mrs. Collins is a citizen of the United States, DCMA is a California limited partnership, Adventures in Learning is a California trust and the Collins Family Foundation is a California corporation.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

It is anticipated that the Proposed Transaction (as defined in Item 4 below) would be financed through personal funds contributed to an acquisition vehicle formed by the Reporting Persons.  The summary of the Letter (as defined in Item 4 below) and the Proposed Transaction set forth in Item 4 below is incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following:

On September 14, 2012, Dr. Collins and Mrs. Collins (together with their affiliates, the “Collins Parties”) delivered a letter and non-binding term sheet (the “Letter”) to the Board of Directors of the Company (the “Board”) expressing the Collins Parties’ interest in acquiring all of the outstanding equity of the Company not already owned by them for $5.25 per share in cash (the “Proposed Transaction”).

As further described in the Letter, given Dr. Collins’ involvement, the Collins Parties anticipate that an independent committee of the Board will review the Collins Parties’ proposal.  The Collins Parties have informed the Board that they are not interested in selling their shares of Common Stock or considering other strategic transactions involving the Company.  The Letter contemplates that the Proposed Transaction will be structured as a two step merger consisting of a cash tender offer to purchase the outstanding equity of the Company not already owned by the Collins Parties for $5.25 per share, followed by a cash merger at the same price to the Company’s stockholders as in the tender offer.  Because of the sufficiency of the Collins Parties’ existing financial resources, consummation of the Proposed Transaction would not be subject to a financing contingency.  No binding obligation on the part of the Collins Parties or the Company will arise with respect to the Proposed Transaction unless and until a definitive agreement satisfactory to both the Collins Parties and the Company is executed and delivered.

A copy of the Letter is filed as Exhibit 99.1 to this Amendment No. 4, and is incorporated by reference into this Item 4.

The Reporting Persons intend to have further discussions and other communications with the Company and its Board and may also have discussions and other communications with other persons or entities (including other stockholders of the Company) regarding the Proposed Transaction or any other transaction(s) involving the Company. In the course of such conversations, the Reporting Persons may suggest actions that could result in, among other things, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Except to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons currently have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Company or the Common Stock, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.

Item 5. Interest in Securities of the Issuer

A.            According to the Company’s Quarterly Report on Form 10-Q filed August 7, 2012, 13,175,225 shares of Common Stock were outstanding as of July 23, 2012.  Dr. Collins and Mrs. Collins each beneficially own (within the meaning of the rules under Section 13 of the Securities Exchange Act of 1934) 4,195,227 shares of Common Stock, which represent approximately 31.8% of the outstanding Common Stock.  Dr. Collins’ and Mrs. Collins’ beneficial ownership is set forth below:

Capacity	David C. Collins	Mary C. Collins
As separate property (held by each in a living trust)	1,382,205	177,640
As trustees under the Mary C. and David C. Collins Family Trust	270,000	270,000
By attribution of shares and options constituting the separate property of spouse(1)	177,640	1,382,205
As general partner of DCMA(2)	1,837,141	1,837,141
As director of the Collins Family Foundation(2)	289,918	289,918
As minority trustee of Adventures in Learning(2)	238,323	238,323

Total	4,195,227	4,195,227

(1)	Dr. Collins and Mrs. Collins each disclaim beneficial ownership of the shares held as the separate property of the other.
(2)	Dr. Collins and Mrs. Collins each disclaim beneficial ownership of these shares.

B.            Dr. Collins has sole voting and dispositive power with respect to the 1,382,205 shares owned as his separate property.  Mrs. Collins has sole voting and dispositive power with respect to the 177,640 shares owned as her separate property.  Dr. Collins and Mrs. Collins each have shared voting and dispositive power with respect to the aggregate of 2,635,382 shares owned by the Mary C. and David C. Collins Family Trust, DCMA, the Collins Family Foundation and Adventures in Learning.

	David C. Collins	Mary C. Collins
Sole Voting and Dispositive Power	1,382,205	177,640
Shared Voting and Dispositive Power	2,635,382	2,635,382

C.            The Reporting Persons have not effected any transactions in the Common Stock during the 60 days prior to the date of this amendment.

D.            Not applicable.

E.            Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
No change from Prior Filings.

Item 7. Material to be Filed as Exhibits
Exhibit 99.1: Letter, dated September 14, 2012, from the Collins Parties to the Board of Directors of Learning Tree International, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 17, 2012

/s/ David C. Collins
David C. Collins

/s/ Mary C. Collins
Mary C. Collins

DCMA HOLDINGS, L.P.

By	/s/ Mary C. Collins
Mary C. Collins
Its General Partner

THE ADVENTURES IN LEARNING FOUNDATION

By	/s/ David C. Collins
David C. Collins
Its Trustee

THE COLLINS FAMILY FOUNDATION

By	/s/ Mary C. Collins
Mary C. Collins Its President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)